UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM U-9C-3

                      QUARTERLY REPORT PURSUANT TO RULE 58

                      For the quarter ended June 30, 2003







                               KEYSPAN CORPORATION
                              --------------------
                      (Name of registered holding company)

              175 East Old Country Road, Hicksville, New York 11801
                 One MetroTech Center, Brooklyn, New York 11201
                    (Address of principal executive offices)






Inquiries concerning this Form U-9C-3 should be directed to:

Alfred C. Bereche
Assistant General Counsel
KeySpan Corporation
One MetroTech Center
Brooklyn, New York 11201
(718) 403-2179

ITEM 1 - ORGANIZATION CHART



Name                           Energy or                                           State                          Percentage
of Reporting                   Gas Related          Date of                        of                             of Voting
Company                        Company              Organization                   Organization                   Securities Held
-------                        -------              ------------                   ------------                   ---------------
KeySpan Corporation            (1)

KeySpan Energy
Corporation                    (2)

KeySpan Energy
Development
Corporation                    (3)

KeySpan Islander
East Pipeline, LLC             (4)

Islander East Pipeline
Company, LLC                   (5) Gas              November 15, 2000                 Delaware                         50%


Nature of Business:
-------------------

(1) KeySpan Corporation holds directly all of the outstanding securities in KeySpan Energy Corporation.

(2) KeySpan Energy Corporation holds directly all of the outstanding securities in KeySpan Energy Development Corporation.

(3) KeySpan Energy Development Corporation holds directly all of the outstanding securities in KeySpan Islander East Pipeline, LLC.

(4) KeySpan Islander East Pipeline, LLC holds directly 50% of the membership interests in Islander East Pipeline Company, LLC.

(5) Islander East Pipeline Company, LLC owns and operates an interstate natural gas pipeline that will transport natural gas to growing markets in Connecticut and New York.


ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company                                   Company                                            Amount
Contributing                              Receiving                                          of Capital
Capital                                   Capital                                            Contribution
-------                                   -------                                            ------------
KeySpan Islander East                     Islander East
Pipeline, LLC                             Pipeline Company, LLC                              $ -0- (for the quarter)


ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies

Reporting           Associate
Company             Company                Types of            Direct            Indirect            Cost                Total
Rendering           Receiving              Services            Costs             Costs               of                  Amount
Services            Services               Rendered            Charged           Charged             Capital             Billed
--------            --------               --------            -------           -------             -------             ------
None.

Part II - Transactions performed by associate companies on behalf of reporting companies

Associate              Reporting
Company                Company                 Types of             Direct           Indirect            Cost            Total
Rendering              Receiving               Services             Costs            Costs               of              Amount
Services               Services                Rendered             Charged          Charged             Capital         Billed
--------               --------                --------             -------          -------             -------         ------
None.



ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:

Total consolidated capitalization as of March 31, 2003                             $  8,577,826,000                          Line 1

Total capitalization multiplied by 15%
 (Line 1 multiplied by 0.15)                                                       $  1,286,673,900                          Line 2

Greater of $50 million or Line 2                                                                        $1,286,673,900       Line 3

Total current aggregate investment:
 (Categorized by major line of energy-related business)
           Energy-related business category 1                                      $    23,652,100
           Energy-related business category 2                                      $     7,443,886
           Energy-related business category 3                                      $             0
           Energy-related business category 4                                      $   172,023,695
                     Total current aggregate investment                                                 $  203,119,681       Line 4
                                                                                                        --------------

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system

(Line 3 less Line 4)                                                                                    $1,083,554,219       Line 5


Investments in gas-related companies:

Total current aggregate investment:
(categorized by major line of gas-related business)
     Islander East Pipeline Company, LLC                                           $       12,144

Total current aggregate investment                                                                      $      12,144
                                                                                                           ----------





ITEM 5 - OTHER INVESTMENTS

Major Line                     Other                         Other
of Energy-Related              Investment in Last            Investment in this             Reason for Difference in
Business                       U-9C-3 Report                 U-9C-3 Report                  Other Investment
--------                       -------------                 -------------                  ----------------
None.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.         Financial Statements

          Keyspan  Islander  East Balance  Sheet for the quarter ended June 30,
          2003

B.         Exhibits

          1.   None

          2.   Certificate   of  filing  with  the  New  York   Public   Service
               Commission; the Massachusetts Department of Telecommunications; and Energy and the New Hampshire Public Utilities Commission.





                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.



                                                    KEYSPAN CORPORATION




                                          By:/s/ John J. Bishar, Jr.
                                             ------------------------------
                                             John J. Bishar, Jr.
                                             Senior Vice President, Secretary
                                             and General Counsel

                              KeySpan Islander East
                                  Balance Sheet
                                 June 30, 2003
                            (In Thousands of Dollars)

                                                 June 30, 2003
                                               ------------------

ASSETS

Current Assets
          Cash and temporary cash investments   $           -
          Customer accounts receivable
          Allowance for uncollectible accounts
          Gas in Storage, at average cost
          Material and supplies, at average cost
          Other

                                               ---------------
                                                            -
                                               ---------------

Assets held for disposal
Equity Investments & Other                             12,144
                                               ---------------

Property
          Gas
          Electric
          Other
          Accumulated depreciation
          Gas exploration and production, at cost
          Accumulated depletion
                                               ---------------
                                                            -
                                               ---------------

Deferred Charges
          Regulatory assets
          Goodwill, net of amortizations
          Intangible, net of amortizations
          Other
                                               ---------------
                                                            -
                                               ---------------
Total Assets                          $                12,144
                                               ===============

LIABILITIES AND CAPITALIZATION

Current Liabilities
          Current Redemption of Long-term debt
          Accounts payable and accrued expenses
          Commercial paper
          Dividends payable
          Taxes accrued
          Customer deposits
          Interest accrued
                                               ---------------
                                       $                    -
                                               ---------------

Deferred Credits and Other Liabilities
          Regulatory liabilities
          Deferred income tax
          Postretirement benefits and other reserves
          Other
                                               ---------------
                                                            -
                                               ---------------

Capitalization
          Common stock                                 12,144
          Retained earnings
          Other comprehensive income
          Treasury stock purchased
                                               ---------------
               Total common equity                     12,144
          Preferred stock
          Long-term debt
                                               ---------------
Total Capitalization                                   12,144
                                               ---------------

Minority Interest in Subsidiary Company                     -
                                               ---------------
Total Liabilities and Capitalization  $                12,144
                                               ===============

                               KEYSPAN CORPORATION

                                  Certificate

     The undersigned, Alfred C. Bereche, hereby certifies that he is Assistant General Counsel, the Office of General Counsel, of KeySpan Corporation, a New York corporation (the "Company"), and hereby further certifies on behalf of the Company, as follows:

(a) A copy of the report on Form U-9C-3 for the quarter ended June 30, 2003 has been submitted to the following interested state commissions:

                  New York Public Service Commission
                  State of New York
                  Three Empire State Plaza
                  Albany, New York 12223

                  Massachusetts Department of Telecommunications and Energy One South Station
                  Boston, Massachusetts 02110

                  New Hampshire Public Utilities Commission
                  8 Old Suncook Road
                  Concord, New Hampshire 03301


     IN WITNESS WHEREOF, the undersigned has executed this Certificate on the 26th day of August, 2003.


                                           /s/Alfred C. Bereche
                                           ------------------------------
                                           Alfred C. Bereche
                                           Assistant General Counsel
                                           Office of the General Counsel